EXHIBIT 99.1

B2Gold Completes the Sale of its 70% Interest in Fingold

VANCOUVER, British Columbia, April 23, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that, further to its announcement on April 20, 2026, it has completed the sale of its 70% interest in Fingold Ventures Ltd. (“Fingold”) to Agnico Eagle Mines Limited (“Agnico Eagle”) (the “Transaction”). As per the terms of the Transaction, B2Gold received cash proceeds of US$325 million.

B2Gold celebrates the completion of the Transaction and looks forward to collaborating with Agnico Eagle under the Nunavut Collaboration Agreement to share knowledge and operational best practices in Nunavut, Canada, as previously announced on April 20, 2026.

About B2Gold Corp.

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President and Chief Executive Officer

Source: B2Gold Corp.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com